

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

June 1, 2009

Kenneth E. Steben
Sage Fund Limited Partnership
c/o Steben & Company, Inc.
2099 Gaither Road, Suite 200
Rockville, MD 20850

> **Re: Sage Fund Limited Partnership**
> **Form 10**
> **Filed April 27, 2009**
> **File No. 000-53639**

Dear Mr. Steben:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have requested confidential treatment of portions of a certain material agreement filed with the Commission. Please be advised that comments, if any, to this confidential treatment request will be forthcoming in a separate letter.

2. We note that the Fund trades speculatively and that the Trading Advisor will have discretionary authority to make determinations with respect to the portfolio pursuant to certain strategies. We also note that the only disclosure regarding the advisor's experience or prior performance in commodities trading relates to the management of futures, future options and foreign exchange trading accounts for qualified investors. Please provide us a detailed description of the experience and prior performance of the Trading Advisor and the persons that will be making trading decisions for the Trading Advisor on behalf of the registrant with respect to discretionary commodity trading accounts, including those with a similar investment strategy to the registrant. We may have further comment upon our review of this information.

3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program. Please consider all the elements of your unit redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). For example, under the relief granted by the Division, the number of shares to be repurchased by a company under a redemption plan will generally not exceed 5% of the number of shares outstanding during a 12-month period.   Please advise us whether your redemption program is consistent with this fact and others under the no-action letters. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

Item 1. Business, page 1

(A) General development of business, page 1

4. We note your disclosure that the company engages in the speculative trading, buying, and selling of derivatives and other financial instruments. Please disclose in greater detail these types of derivatives.

5. Your Item 2 disclosure indicates that you have "six major market sectors" but your disclosure in this section only notes the Fund trades futures on interest rates, stock indices, energy products, currencies, metals and agricultural commodities. Additionally, your disclosure on page 3 indicates that the Trading Advisor trades in these six market sectors plus "livestock." Please amend the disclosure throughout the Form 10 for consistency.

The General Partner, page 2

6. We note that the General Partner is in charge of all aspects of the business and administration of the Fund, including replacing the Trading Advisor or adding other trading advisors. We also note that currently there is only one trading advisor, the Trading Advisor has 100% allocation of the Fund's asset and that the allocation is subject to change at the General Partner's discretion. Please describe the circumstances in which the General Partner could add a new trading advisor and change the allocation of funds and the factors the General Partner would consider in making such decisions.

Trading Advisor and Asset Allocations of the Fund, page 2

7. Please disclose how many qualified investors the Trading Advisor currently serves and the amount of time the Trading Advisor intends to devote to management of the Fund.

8. Your disclosure seems to indicate that the Fund's assets of $66.8 million are mixed together with other assets in the Global Futures Portfolio which had a value at December 31, 2008 of $1.34 billion including the assets of the Fund. Please advise if this is accurate and what steps are taken, if any, to segregate the assets of the Fund from other assets under management by the Trading Advisor.

9. The disclosure regarding the Global Futures Portfolio is unclear. Please describe in greater detail the Global Futures Portfolio. Please also explain in greater detail the "advanced asset allocator." For example, is the advanced asset allocator a computer program that automatically makes trades for the Global Futures Portfolio or is it simply a tool to be used by the Trading Advisor?

10. Please explain in plain English the concept of "margin-to-equity ratio."

11. Please provide additional details regarding the Trading Advisor's trading strategy. For example, please explain whether your strategy is more discretionary or systematic.

The Futures Broker and Securities Broker, page 4

12. Please disclose the role and responsibilities of the futures commission merchant.

Charges, page 7

Description of Current Charges, page 7

13. We note your disclosure regarding total expenses charged to the Units annually, other than the Trading Advisor's performance incentive fees, totaling approximately 6.23% of the Unit's net assets annually. We also note the

disclosure in the table entitled "Description of Current Charges" but do not understand how the total expenses charged add up to 6.23%. For example, while you disclosed the "amount of payment" for the Management (asset-based) fee to be paid to the General Partner, you have not done so for the "amount of payment" for the Management (asset-based) fee to be paid to the Trading Advisor or the Incentive Fee to be paid to the Trading Advisor. Please clearly disclose the amount of payment of each of the types of charges so that it is clear how the 6.23% figure is calculated. We may have further comments.

14. In the table on the top of page 8, please disclose the "amount of payment" of the Trading Advisor's "incentive fee" and please clarify whether this is the same fee referred to on page 7 as "the Trading Advisor's performance incentive fee."

15. We note that Steben & Company may be paid "extraordinary expenses." Please provide further details regarding what such extraordinary expenses could be for and what percentage of the Unit's net assets could be paid in extraordinary expenses. Please also disclose in the MD&A section any extraordinary expenses the Fund has historically paid.

"New Trading Profits," page 9

16. This definition, which we note is used to calculate the incentive fee for the Trading Advisor, is difficult to understand. Please revise this definition to make it more understandable.

Market Types, page 10

17. You disclose that the Fund "trades on a variety of U.S. and foreign futures exchanges" but on page 29 it states that there is "no trading market for the Units." Please resolve this inconsistency. Please also clarify the statement regarding the Fund's commitment to different types of markets. Does this refer to the types of investments that you make or is this referring to something else?

Conflicts of Interest, page 10

18. You disclose that the General Partner and its principals "have organized and are involved in other business ventures." Please specifically describe the other business ventures in which the General Partner and its principals are involved and the specific conflicts of interest that may result due to these other business ventures. Additionally, please disclose any recent conflicts of interest that have occurred and how such conflicts were resolved.

Operation of Other Commodity Pools, page 12

19. We note that the General Partner currently operates two other commodity pools. Please disclose the names of such commodity pools and describe the main features of these two commodity pools.

Competition, page 13

20. You disclose that the Fund competes with other investment vehicles for investors. Please specifically disclose the other investment vehicles the Fund competes with for investors. Please also disclose the risk to the Fund if the Fund loses investors to other investment vehicles.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 29

21. Please disclose here or in the description of securities section, any transfer limitations on the units that are imposed by the partnership agreement.

22. Please disclose the amount of units that could be sold pursuant to Rule 144. See Item 201(a)((2)(ii) of Regulation S-K.

(c) Dividends

23. You disclose that as of December 31, 2008, you declared no dividends. Please clarify your disclosure to state whether you paid any dividends for the two most recent fiscal years and any subsequent interim period for which financial statements are required to be presented. Also disclose your intentions of paying dividends in the foreseeable future. See Item 201(c) of Regulation S-K.

Item 2. Financial Information, page 14

Management's discussion and analysis of financial conditions and results of operations, page 14

Results of Operations, page 18

24. Please disclose the total amount of each charge/expense, as disclosed on pages 7-8, during fiscal year 2008.

25. For each market sector of the company's portfolio, please provide a breakdown of the company's funds invested in such sector at the end of fiscal year 2008.

Exhibit 99.1

Condensed Schedule of Investments, page 3

26. Please revise your filing to clearly identify the date of your Condensed Schedule of Investments (i.e., as of December 31, 2008 or as of December 31, 2007.)

Statements of Operations, page 9

27. Please revise your filing to disclose the weighted average number of units outstanding.

Statements of Cash Flows, page 10

28. It appears that some of your commercial paper investments have maturities that are greater than three months. Please tell us how you have complied with paragraph 13 of SFAS 95, or tell us why you believe it was not necessary to classify the proceeds and purchases of commercial paper separately.

29. Please confirm for us that the corporate notes, U.S. Government securities and Government-sponsored enterprises purchased and sold during 2008 had original maturities of three months or less. To the extent they did not, please tell us how you have complied with paragraph 13 of SFAS 95, or tell us why you believe it was not necessary to classify the proceeds and purchases of these investments separately.

Notes to the Financial Statements

Note 1: Organization and Summary of Significant Accounting Policies

30. Please revise your filing to disclose your accounting policy for offering costs. Please tell us the accounting guidance that you relied upon to determine your policy.

Revenue Recognition, page 13

31. Please tell us how you have complied with SFAS 157, or tell us why you believe amortized cost is an appropriate valuation technique for determining the fair value of U.S. Government securities, Commercial paper, Government-sponsored enterprises, and Corporate notes.

Fair Value of Financial Instruments, page 14

32. Please tell us how you have complied with SFAS 157, or tell us how you determined your valuation technique uses Level 1 inputs for U.S. Government

securities and Level 2 inputs for Commercial paper, Government-sponsored enterprises, and Corporate notes.

Note 2: General Partner, page 17

33. Please confirm for us and clarify in your filing that a decrease in the Fund's net assets results in the General Partner making a payment of 1% of the decrease in the Fund's net assets.

Note 7: Trading Activities and Related Risks, page 19

34. Please tell us how you determined that fluctuations in the prevailing interest rates could not cause material mark-to-market losses on your U.S. Government securities and other fixed income instruments.

Exhibit 99.2

General

35. We note that your general partner, Steben & Company, Inc., reports significant receivables from its managed funds. Since they are affiliates, provide the audited balance sheet of these funds in your next amendment. If the affiliated companies are currently reporting companies, include a statement to that effect in the filing in lieu of presenting their separate audited balance sheets.

Notes to the Statement of Financial Condition

Note 2. Fair Value of Financial Instruments, page 4

36. You disclose that substantially all of your other assets are considered financial instruments and are reflected at fair value or at carrying amounts that approximate fair value. Please tell us how you have complied with SFAS 157, or tell us how you determined it was not necessary to include these financial instruments in your fair value hierarchy table. Please tell us and disclose in your filing your valuation technique for these financial instruments, please refer to paragraph 32(e) of SFAS 157. For financial instruments that are recorded at carrying amounts that approximate fair value, please tell us how your valuation technique complies with SFAS 157.

37. Please tell us how you have complied with paragraph 32(c) of SFAS 157, or tell us why you believe it was not necessary to include these disclosures for your Level 3 investment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Monick at 202-551-3295 or Jessica Barberich at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at 202-551-3466 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Timothy P. Selby